VIA EDGAR TRANSMISSION	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8552 tel +1 212 310 8007 fax

July 31, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F St., N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	The Procter & Gamble Company
Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A
Filed on July 27, 2017 by The Procter & Gamble Company
File No. 001-00434

Dear Mr. Panos:

On behalf of our client, The Procter & Gamble Company (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated July 28, 2017 (the “Comment Letter”), with respect to Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”), filed on July 27, 2017. We are also transmitting electronically via the EDGAR system for filing with the Commission, Amendment No. 2 to the Company’s Preliminary Proxy Statement (“Amendment No. 2”).

Set forth below in bold are each of the Staff’s comments provided in the Comment Letter. Immediately following each of the Staff’s comments is the Company’s response to such comment, including, where applicable, a cross-reference to the page of Amendment No. 2 where the Staff may locate changes made in response to the Staff’s comments. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

Notice of Annual Meeting of Shareholders

1.	We note the registrant’s intention to rely upon Rule 14a-3(b)(13) to delay distribution of the registrant’s Annual Report. Rule 14a-3(b)(1), by its terms, requires that the proxy statement must be accompanied or preceded by an Annual Report. Notwithstanding this requirement, the financial statements that would otherwise be included in such Annual Report are eligible to be distributed at a later time in reliance upon Rule 14a-3(b)(13) only if they are currently unavailable. Please advise us of the basis upon which the registrant has ostensibly concluded that its financial statements are currently not available.

United States Securities and Exchange Commission July 31, 2017 Page 2

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that its financial statements to be contained in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (the “financial statements”) are currently not available, based upon the Staff’s guidance contained in the Division of Corporation Finance Financial Reporting Manual (“FRM”) and Topic D-86, contained in Appendix D to the EITF Abstracts ASC 855-10-S99-2 (“Topic D-86”). Specifically, FRM Section 1220.3 states that financial statements “become available no later than when they are ‘issued’ based on the staff guidance in Topic D-86.” Topic D-86 goes on to state that “[g]enerally, the staff believes that financial statements are ‘issued’ as of the date they are distributed for general use and reliance in a form and format that complies with generally accepted accounting principles (GAAP) and, in the case of annual financial statements, that contain an audit report that indicates that the auditors have complied with generally accepted auditing standards (GAAS) in completing their audit. Issuance of financial statements then would generally be the earlier of when the annual or quarterly financial statements are widely distributed to all shareholders and other financial statement users or filed with the Commission. Furthermore, the issuance of an earnings release does not constitute issuance of financial statements because the earnings release would not be in a form and format that complies with GAAP and GAAS.”

Therefore, the Company respectfully advises the Staff that financial statements have not yet been “issued” and are therefore not currently available. However, as noted in its prior response, in accordance with Rule 14a-3(b)(13), the Company has included an undertaking on page 72 of Amendment No. 2 to provide a copy of its Annual Report at least 20 calendar days prior to the scheduled date of the 2017 annual meeting.

2.	Advise us, with a view toward revised disclosure, what consideration was given to describing the option security holders have to revoke a previously-submitted proxy by submitting any later-dated proxy, not just a later dated blue proxy, and by instructing Trian by telephone or via the Internet. Refer to Rule 14a-9.

Response: In response to the Staff’s comment, the Company has made the revision in the “Notice of Annual Meeting of Shareholders” of Amendment No. 2.

Background of the Solicitation, page 6

3.	Please refer to the July 17th, 2017 discussion in which you reportedly “told Mr. Peltz that, while he appreciated that he was respectful in his interview, [you] thought that several things that Mr. Peltz said about the Company in his interview were incorrect.” Please revise to specify which statements attributable to Mr. Peltz were thought to be incorrect, and disclose the factual foundation for their incorrectness. Alternatively, please disclose that such characterization was insupportable or delete the characterization if determined to be untrue.

Response: In response to the Staff’s comment, the Company has made the revision on page 8 of Amendment No. 2.

United States Securities and Exchange Commission July 31, 2017 Page 3

Report of the Compensation & Leadership Development Committee, page 26

4.	We note your response to prior comment 11. We will review the information required by Item 8 of Schedule 14A and corresponding Item 407(e)(5) of Regulation S-K when it is filed in a revised preliminary proxy statement.

Response: In response to the Staff’s comment, the Company has made the revision beginning on page 27 of Amendment No. 2.

The undersigned, on behalf of the Company and the participants, hereby acknowledges that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or my colleague Sachin Kohli (212-310-8294) or, if more convenient, send us an e-mail (michael.aiello@weil.com; sachin.kohli@weil.com). Thank you.

Very truly yours,

/s/ MICHAEL J. AIELLO

Michael J. Aiello

cc:	Deborah P. Majoras, Esq. (The Procter & Gamble Company)

Sachin Kohli, Esq. (Weil, Gotshal & Manges LLP)